UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 6)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Sielox, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    82620E107
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Barington Companies Equity Partners, L.P.            13-4088890

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

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3)    SEC USE ONLY

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4)    SOURCE OF FUNDS                 WC

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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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                           7)    SOLE VOTING POWER
NUMBER OF                             989,245
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                989,245
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      989,245
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.78%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Barington Companies Investors, LLC                   13-4126527

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

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3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             989,245
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                989,245
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      989,245
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.78%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Barington Companies Offshore Fund, Ltd.

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

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3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands

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                           7)    SOLE VOTING POWER
NUMBER OF                             808,022
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                808,022
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      808,022
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.27%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Barington Offshore Advisors II, LLC                  20-8325785

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             808,022
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                808,022
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      808,022
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.27%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Barington Capital Group, L.P.                        13-3635132

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

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                           7)    SOLE VOTING POWER
NUMBER OF                             3,328,477
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                3,328,477
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      3,328,477
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.37%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              LNA Capital Corp.                                    13-3635168

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             3,328,477
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                3,328,477
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      3,328,477
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.37%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82620E107

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              James A. Mitarotonda

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                      (b) |_|

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3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

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                           7)    SOLE VOTING POWER
NUMBER OF                             4,561,013 (Item 5)
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                       -----------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                4,561,013 (see Item 5)
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      4,561,013 (see Item 5)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.41% (see Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IN
--------------------------------------------------------------------------------

      This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2002, as amended by that certain Amendment No. 1 filed with the SEC on May 24, 2002, that certain Amendment No. 2 filed with the SEC on January 23, 2004, that certain Amendment No. 3 filed with the SEC on May 25, 2004, that certain Amendment No. 4 filed with the SEC on January 11, 2007 and that certain Amendment No. 5 filed with the SEC on March 14, 2007 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $.001 per share (the "Common Stock") of Sielox, Inc., formerly known as Dynabazaar, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2.       Identity and Background.

      Item 2 of the Statement is hereby amended and supplemented as follows:

      As of July 31, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 3,328,477 shares of Common Stock representing approximately 9.37% of the 35,520,777 shares of Common Stock presently outstanding and approximately 12.41% of the 36,753,313 shares of Common Stock (the "Post-conversion Issued and Outstanding Shares") that would be outstanding assuming that all stock options held by James A. Mitarotonda (as further described in Item 5 below) were exercised.

Item 3.       Source and Amount of Funds or Other Consideration.

      Item 3 of the Statement is hereby amended and supplemented as follows:

      On July 26, 2007, the Company and L Q Corporation, Inc. ("L Q Corporation") each held special meetings of stockholders whereby the stockholders of each company approved the amended and restated agreement and plan of merger, dated as of February 26, 2007, as amended (the "Merger Agreement"), among the Company, L Q Corporation and LQ Merger Corp., a wholly-owned subsidiary of the Company ("LMC"). Immediately following the merger, the name of the Company was changed from "Dynabazaar, Inc." to "Sielox, Inc."

      On July 31, 2007, LMC merged with and into L Q Corporation, with L Q Corporation continuing as the surviving corporation and a wholly-owned subsidiary of the Company. Prior to completion of the merger, the Reporting Entities were the beneficial owners of, in the aggregate, 2,612,775 shares of Common Stock of the Company (which includes 643,000 shares of Common Stock of the Company issuable upon exercise of options granted to Mr. Mitarotonda) and 529,413 shares of common stock of L Q Corporation (which includes 160,200 shares of L Q Corporation's common stock issuable upon exercise of options granted to Mr. Mitarotonda). Upon the completion of the merger, the Reporting Entities are entitled to receive 3.68 shares of Common Stock for each share of L Q Corporation common stock they owned as of the effective time of the merger. Additionally, each outstanding option to purchase L Q Corporation common stock has been assumed by the Company and now represents an option to acquire shares of Common Stock, subject to the applicable conversion ratio, on the terms and conditions set forth in the Merger Agreement.

Item 5.       Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of July 31, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 989,245 shares of Common Stock, constituting approximately 2.78% of the shares of Common Stock presently outstanding based upon the 35,520,777 shares of Common Stock presently outstanding (the "Issued and Outstanding Shares"). The Issued and Outstanding Shares are based upon the sum of (i) 23,691,756 shares of Common Stock reported by the Company to be issued and outstanding as of June 19, 2007 in the joint proxy statement/ prospectus filed with the SEC on June 20, 2007 (the "Joint Proxy Statement/Prospectus"), and (ii) 11,829,021 shares of Common Stock issued to the stockholders of L Q Corporation (the "L Q Corporation Exchange Shares") in exchange for their shares of L Q Corporation common stock. The amount of L Q Corporation Exchange Shares is based upon 3,214,408 shares of L Q Corporation common stock reported by L Q Corporation to be issued and outstanding as of June 19, 2007 in the Joint Proxy Statement Prospectus, multiplied by 3.68 and rounded to the nearest whole share.

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 989,245 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.78% of the Issued and Outstanding Shares.

      As of July 31, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns an aggregate of 808,022 shares of Common Stock, constituting approximately 2.27% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 808,022 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 2.27% of the Issued and Outstanding Shares.

      As of July 31, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 1,531,210 shares of Common Stock, constituting approximately 4.31% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 989,245 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 808,022 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 3,328,477 shares of Common Stock, constituting approximately 9.37% of the Issued and Outstanding Shares.

      As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 989,245 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 808,022 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,531,210 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 3,328,477 shares of Common Stock, constituting approximately 9.37% of the Issued and Outstanding Shares.

      As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 989,245 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 808,022 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,531,210 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 3,328,477 shares of Common Stock, constituting approximately 9.37% of the Issued and Outstanding Shares. James A. Mitarotonda has sole voting and dispositive power with respect to the 989,245 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 808,022 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,531,210 shares of Common Stock beneficially owned by Barington Capital Group, L.P. by virtue of his authority to vote and dispose of such shares. James A. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns stock options to purchase an aggregate of 1,232,536 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 4,561,013 shares, constituting approximately 12.41% of the Post-conversion Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 1,232,536 shares subject to stock options.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Except as described in Item 3 above, the Reporting Entities did not effect any transactions in the Common Stock since the filing of the Statement.

Item  7.      Material to be Filed as Exhibits.

      The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.                Exhibit Description

--------------------------------------------------------------------------------
99.8 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda dated August 3, 2007 (which supersedes and replaces the Agreement of Joint Filing previously filed as Exhibit 99.5 to the Schedule 13D Amendment No. 5 filed with the SEC on March 14,
              2007).
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2007

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By: Barington Companies Investors, LLC,
                                          its general partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President

                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON CAPITAL GROUP, L.P.
                                      By: LNA Capital Corp., its general
                                          partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President and CEO

                                      LNA CAPITAL CORP.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President and CEO

                                      /s/ James A. Mitarotonda
                                      ------------------------------------------
                                      James A. Mitarotonda